

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2024

Christopher Rosario
General Counsel
Metals Acquisition Ltd
3rd Floor, 44 Esplanade
St. Helier, Jersey, JE4 9WG

> **Re: Metals Acquisition Ltd**
> **Post-Effective Amendment No.3 to Form F-1 on Form F-3**
> **Filed July 3, 2024**
> **File No. 333-276216**

Dear Christopher Rosario:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No.3 to Form F-1 on Form F-3

Exhibits

1. The legality opinions filed as exhibits 5.1 and 5.2 with this filing appear to be unchanged from the opinions filed with the amended Form F-1 from January 9, 2024, including retaining a date for exhibit 5.1 of January 9, <u>2023</u>. But there have been substantial changes to the number of outstanding ordinary shares and the number of outstanding warrants shown in the respective "Offering" sections of the two filings. For example, we note that page 7 of the January 9 filing shows a total of 18.6 million outstanding warrants, including "Public Warrants" and "Private Warrants," whereas the corresponding disclosure at page 3 of the POSAM filed July 3, 2024, includes only the approximately three million "Financing Warrants" from the January 9 filing.

    Please file as exhibits new or updated legality opinions to cover all the offered securities and to reflect any changes to the composition of the offered securities. Also, make corresponding changes to the prospectus cover page and elsewhere in the filing, as appropriate. In the alternative, confirm to us that the cover page disclosure and the two filed legality opinions remain current and reflect all intervening changes, including any warrant exercises in the interim period.

General

2.   Please update this filing to reflect any changes you make in response to the staff's comments to your Form 20-F in the letter dated July 23, 2024. For example, at page ix you incorporate by reference the Form 20-F filed March 28, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan J. Dzierniejko, Esq., of Skadden Arps et al.